UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

NEXTIER OILFIELD SOLUTIONS INC.
(Name of Issuer)
COMMON shares, $0.01 par value
(Title of Class of Securities)
65290C105
(CUSIP Number)
December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

[ ] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 65290C105
(1) Names of Reporting Persons
Keane Investor Holdings LLC
(2) Check the Appropriate Box if a Member of a Group	(a) [ ]
(b) [ ]

(3) SEC Use Only
(4) Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned By Each Reporting Person With
(5) Sole Voting Power:	39,330,828*
(6) Shared Voting Power:	0*
(7) Sole Dispositive Power:	39,330,828*
(8) Shared Dispositive Power:	0*

(9) Aggregate Amount Beneficially Owned by Each Reporting Person
39,330,828*
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
[ ]
(11) Percent of Class Represented by Amount in Row (9)
16.3%*
(12) Type of Reporting Person (See Instructions)
HC

* See Item 4 for additional information.

Item 1(a). Name Of Issuer: NexTier Oilfield Solutions, Inc., a Delaware corporation (the “Company”)

Item 1(b). Address of Issuer’s Principal Executive Offices:
3990 Rogerdale Rd. Houston, TX 77042

Item 2(a). Name of Person Filing:

Keane Investor Holdings LLC
Item 2(b). Address of Principal Business Office or, if None, Residence:
c/o Cerberus Capital Management, L.P. 875 Third Avenue New York, NY 10022
Item 2(c). Citizenship:
Keane Investor Holdings LLC is a limited liability company organized under the laws of the State of Delaware.
Item 2(d). Title of Class of Securities:
Common Shares, par value $0.01 per share (the “Shares”)
Item 2(e). CUSIP No.:
65290C105
Item 3. If This Statement Is Filed Pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the Person Filing is a:
Not Applicable.

Item 4. Ownership: As reported in the cover pages to this report, the ownership information with respect to Keane Investor Holdings LLC is as follows:

(a)	Amount Beneficially Owned:		39,330,828*
(b)	Percent of Class:		16.3%*
(c)	Number of Shares as to which such person has:
	(i)	sole power to vote or to direct the vote:	39,330,828*
	(ii)	shared power to vote or to direct the vote:	0*
	(iii)	sole power to dispose or to direct the disposition of:	39,330,828*
	(iv)	shared power to dispose or to direct the disposition of:	0*

*Based on the information set forth in the Quarterly Report on Form 10-Q filed by the Company with the Securities and Exchange Commission on November 9, 2021, there were 241,968,848 Shares of the Company outstanding as of November 9, 2021.

Keane Investor Holdings LLC, through one or more intermediate entities, possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company beneficially owned by Keane Investor Holdings LLC. As a result, as of December 31, 2021, Keane Investor Holdings LLC is deemed to beneficially own 39,330,828 Shares, or 16.3% of the Shares deemed issued and outstanding pursuant to Rule 13d-3.

Item 5. Ownership of Five Percent or Less of a Class:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]
Item 6. Ownership of More Than Five Percent on Behalf of Another Person:
Not Applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:
Not Applicable.
Item 8. Identification and Classification of Members of the Group:
Not Applicable.
Item 9. Notice of Dissolution of Group:
Not Applicable.
Item 10. Certification:
Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2022 KEANE INVESTORS HOLDINGS LLC

By: /s/ Scott Wille
Name: Scott Wille
Title: Authorized Person of Keane Investor Holdings LLC

Attention: Intentional misstatements or omissions of fact constitute
Federal criminal violations (See 18 U.S.C. 1001)